Filed Pursuant to Rule 433

Registration No. 333-260287

September 19, 2024

MURPHY OIL CORPORATION

Pricing Term Sheet

$600,000,000 6.000% Notes due 2032

The information in this pricing term sheet, dated September 19, 2024 (this “Pricing Term Sheet”), supplements the preliminary prospectus supplement, dated September 19, 2024 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. This Pricing Term Sheet to the Preliminary Prospectus Supplement of Murphy Oil Corporation is otherwise qualified in its entirety by reference to the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Murphy Oil Corporation (the “Company”)

Expected Ratings*:	Ba2 (Moody’s) / BB+ (S&P) / BB+ (Fitch)

Security Type:	Senior Notes

Format:	SEC Registered

Pricing Date:	September 19, 2024

Settlement Date**:	October 3, 2024 (T+10)

Maturity Date:	October 1, 2032

Interest Payment Dates:	Semiannually in arrears on April 1 and October 1 of each year, beginning April 1, 2025

Record Dates:	March 15 and September 15

Principal Amount:	$600,000,000

Benchmark Treasury:	UST 2.750% due August 15, 2032

Spread to Benchmark Treasury:	+ 233 basis points

Yield to Maturity:	6.000%

Coupon:	6.000%

Public Offering Price:	100.000%, plus accrued interest, if any, from October 3, 2024

Optional Redemption:

Prior to October 1, 2027, in whole or in part, at the Company’s option, at a price equal to the greater of (i) 100.00% of the principal amount of the notes being redeemed or (ii) a make-whole redemption price determined by using a discount rate of the applicable treasury rate plus 50 basis points, plus, in either case, accrued and unpaid interest on the principal amount of the notes being redeemed to, but not including, the redemption date.

On or after October 1, 2027, in whole or in part, at the Company’s option, at the redemption prices set forth below (expressed in percentages of principal amount of the notes being redeemed on the redemption date), plus accrued and unpaid interest on the principal amount of the notes being redeemed to, but not including, the redemption date during the twelve-month period beginning on October 1 of the years indicated below:

	Period	Redemption Price

	2027	103.000%

	2028	101.500%

	2029 and thereafter	100.000%

Repurchase Upon a Change of Control Triggering Event:	If a change of control triggering event (as defined in the Preliminary Prospectus Supplement) occurs, the Company must offer to repurchase the notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the date of repurchase.

Use of Proceeds***	The Company intends to use the net proceeds from the offering of the notes, together with cash on hand, to fund the Tender Offers and any related premiums, fees and expenses.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	626717 AP7 / US626717AP72

Joint Physical Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. MUFG Securities Americas Inc.

Joint Book-Running Managers:	Capital One Securities, Inc. Regions Securities LLC Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc.

Co-Managers:	Standard Chartered Bank TCBI Securities, Inc., doing business as Texas Capital Securities Morgan Stanley & Co. LLC

*

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. Each rating of the notes should be evaluated independently of any other rating and of similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

**

It is expected that delivery of the notes will be made against payment therefor on or about October 3, 2024, which is the tenth business day following the date hereof (such settlement cycle being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally must settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any day prior to one business day before delivery hereunder will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on any day prior to one business day before delivery hereunder should consult their own advisors.

***	This Pricing Term Sheet is not an offer to purchase or a solicitation of an offer to sell the Tender Notes, and the Tender Offers will be made solely pursuant to the Offer to Purchase.

The Company has filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and any other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and the accompanying prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533.